



ZOOM TECHNOLOGIES, INC.
Corporate Presentation
July 2010

ZOOM | LEIMONE



Safe Harbor Statement

Cautionary Statement Regarding Forward-looking Statements

This presentation includes or incorporates by reference statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements include, but are not limited to, information or assumptions about revenues, gross profit, expenses, income, capital and other expenditures, financial plans, capital structure, cash flow, liquidity, management's plans, goals and objectives for future operations and growth. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements.



Zoom Technologies Investment Highlights

- Focused on the largest handset market in the world with explosive growth potential
  - Ranked among the top 10 Chinese mobile phone manufacturers in capacity
- Strong track record of growth and profitability
  - Q1 net revenue increases 77% to $50.98M
  - Q1 net income increases 113% to $1.9M
- Superior R&D capabilities focused on developing mid to high-end, feature-rich, customized phones at competitive prices
  - Established development, processing and manufacturing business with 1,600 employees
- Established partnerships including China Telecom and Tianyu (#1 domestic brand)
- Incremental growth opportunities with roll-out of branded phones and mobile content
  - $4.6m in 2010-Q1 sales of Leimone phones, up 81% sequentially

❖ China has the largest mobile phone subscriber base in world
  ❖ Reaching almost 800 million subscribers in 2010
  ❖ Expected to grow by 70 million in 2010 and 73 million in 2011
❖ Mobile phone penetration rate only 56% compared to over 90% or even over 100% in many developed and developing countries
❖ 3G network commercialization will drive subscriber demand for feature-rich, customized mobile phones with new applications and large volume data transmission.

China's Mobile Phone Subscribers (in million)	Mobile Phone Penetration Rate in 2009



Source: CCID Consulting



Source: ITU World Telecommunication

Mobile Phone Competitive Landscape in China

- Highly competitive and dynamic industry
  - Top 10 handset makers control 84% of market share in China
  - Nokia most dominant player but we see a shift to domestic models
- Competition fought on three fronts: cost, functionality and design
- Market constantly evolving with new technology introductions
  - Ability to quickly interpret and adopt to trends are keys to success


Bird, 1.40%
Changhong, 1.80%
LG, 2.20%
Gionee, 2.40%
Sony Ericsson, 3.00%
Lenovo, 3.80%
Tianyu (K-touch), 6.10%
Motorola, 7.80%
Others, 15.80%
Nokia, 38.80%
Samsung, 16.90%

Source: CCID Consulting

5 ZOOM | LEIMONE



Aligned With The Market Leaders

THE WALL STREET JOURNAL.
WSJ.com

"Chinese handset makers are gaining share on their home turf, the world's largest mobile market, using agility and their knowledge of Chinese users to challenge multinational heavyweights such as Nokia.

Leading the pack is Beijing Tianyu Communication Equipment Co., also known by the name of its handset brand, K-Touch. Tianyu has become the biggest local handset maker in China where its relatively inexpensive smartphones… appeal to consumers." -Wall Street Journal June 16, 2010

Zoom Top 4 customers (2010 Q1)	Revenue %
Beijing Tianyu (K-Touch)	34%
Hongkong Newway International Industrial Ltd.	20%
Larson Limited	17%
Leimone (Tianjin) Industrial Company, Ltd.	16%

Zoom manufactures 30% of Tianyu handsets today!

Superior R&D Capabilities

- R&D team includes 180 persons who also designs state of the art products for Phillips and Lenovo.

- Bolstered R&D capabilities through world renowned enterprises, include the most sophisticated 3-G smartphones, Android OS, dual mode EVDO-GSM handset, etc.



SK G588





LM 7100

ZOOM LEIMONE

Top Tier R&D Partnerships

PHILIPS	No.1 worldwide in long standby-time for mobile phones. Strategic partner.
lenovo	Top 3 brand in Chinese mobile phone market.
sonim	Leading worldwide vender of waterproof and ruggedized mobile phones.
GiONEE 金立 金品质 立天下	Top 5 brand in Chinese mobile phone market.
BORQS	OMS (Open Mobile System of CMCC) sponsor and key player.

Design Technology Leadership

Lower Battery Consumption



Waterproof



Operator Customized (GSM and TD-SCDMA）



Smart Phone (OMS and Android OS）





Large Scale, Advanced Manufacturing

- ❖ Operate facilities through subsidiaries, TCB Digital and Jiangsu Leimone
  - Annual production capacity of 10 million units
- ❖ Over $3 million of advanced testing instruments to meet customers' varied requirements

TCB Digital Facility	
Location	Tianjin
Number of Lines	14 SMT lines 12 assembly lines
Size	19,000 sq meters
Average Utilization %	85% in 2010 Q1





Established Government Ties

- Tianjin Communication and Broadcasting Group (Tianjin Tong Guang Group):
  - Leading government-owned enterprise, produced first colour television set in China
  - Minority owners (20%) of Zoom's main operating subsidiary, TCB Digital
  - Ranked the top 100 electronics enterprise in China 20 years running
- Government backing helps Zoom stay a step ahead of competitors for locking in potential contract or penetrating different areas of the market
- Opens gateway to extensive network of customers and distributors, creating steady and incremental revenue streams
- Government backed short-term banking facilities for operational cash





Incremental Growth Opportunity –
Leimone Branded Phones

2010 LEIMONE Product Lines


Q1/2010
Q2/2010
Q3/2010
Q4/2010
CDMA
EVDO +G
TD+ CMMB
GSM



Special Video Uploading



LEIMONE

Direct uploading from our Leimone Phones to "wap"





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Latest 3G model for August 2010: LEIMONE E-66

The Fashionable E-66

Dual-system 3G & GSM
2.8-inch HD 16:9 screen
Exterior multi-colored LED clock
GPS navigation
EVDO high speed web access
Dual Cameras: main resolution at 3.2m
auxiliary for video conferencing











Sales of LEIMONE Brand Products

	2009			2010
		(US$ million)		
Q1	Q2	Q3	Q4	Q1
--	$0.8	$0.6	$2.5	$4.6



Incremental Growth Opportunity –
Mobile Applications



Beijing Leimone Shengtong Culture Development Company

❖ Produces film and video products for mobile devices

❖ First supplier of video programs to mobile operators in China – since 2004

❖ 3G Phone Media Supplier in 2009

❖ Partner with China Central Television (CCTV) for delivery of entertainment programs to mobile handsets

Leimone Culture: Four Prong Revenue Model

1. Mobile Application Service- Media and Contents
   - Usage fees
2. Pre-loaded Bundled Advertising
   - 3G Phone Media Supplier in 2009
   - Opportunity for EMS and LEIMONE phones
   - Potential for 10 million units in 2010
3. Web-based Advertising
4. Production Services


LEIMONE
MOBILE VIDEO



Leading 3G media
content provider

Provides rich and customized
media content to mobile media
license holders based on
advanced technology



Professional 3G platform
operator

Promotes 3G applications &
businesses through
wap.zoom.com

Outstanding 3G business
promoter

Integrates marketing resources
to effectively drive 3G
awareness



ZOOM LEIMONE
WAP.
ZOOM.COM
Premium Programs
Live Broadcasts
CCTV.COM
CNR Mobile
CRI
CNLive
People Video
Xinhua News
SMG
Wasu Group
Mobile Media Content Release July 2010
Negotiations completed Ready for rollout
ZOOM | LEIMONE

Financials

Revenue Growth Drivers

-Expand core business of phone manufacturing

-focus on feature-rich smart phones

-Expand branded phones

-Grow applications revenue through Leimone Culture acquisition

-Enhance profit margins



applications
branded phones
phones
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12



in million $ USD	Fiscal Year Ending Dec 31				
	2007	2008	2009A	2010E[1]	2011E[1]
Revenue Segment					
EMS	41.24	75.77	180.55	208	250
Mobile phone sales	1.25	4.83	8.51	45	87
Mobile phone R&D				5	7
Mobile content				2	6
Total Revenue	**42.49**	**80.60**	**189.06**	**260**	**350**
Gross Profit	**4.71**	**8.20**	**11.40**	**23.4**	**33.3**
Operating Income	**2.03**	**5.37**	**8.29**	**18.2**	**26.6**
Net Income after Minority Interest	**0.96**	**3.06**	**6.24**	**12**	**19**
Basic Shares Out.	**4.23**	**4.23**	**5.11**	**12.98**	**13**
Diluted Shares Out.	**4.23**	**4.23**	**5.13**	**15.42**	**16.2**
Diluted EPS	**0.23**	**0.72**	**1.22**	**0.78**	**1.17**
Margins and Growth Rate					
Gross Margin	11.08%	10.17%	6.03%	9.0%	9.5%
Operating Margin	4.78%	6.66%	4.38%	7.0%	7.6%
Net Income Margin	2.26%	3.80%	3.30%	4.6%	5.4%
Revenue Growth		89.69%	134.57%	37.5%	34.6%
Net Income Growth		218.75%	103.92%	92.3%	58.3%
Selected Balance Sheet Items (as of FY09)					
Cash & Equiv.			1.47		
Interest-bearing Debt			16.00		
Total Asset			78.15		

Full Year Estimates (US$ mil) increased from previous guidance

	Q2/2010	Year 2010
Net Revenue (approx)	$56m- $62m	$250m - $270m
Net Income (approx)	$1.8m - $2.2m	$11.5m - $12.5m

Revenue Mix

2008A Revenue Mix


Mobile Phone Sales, 5.99%
EMS, 94.01%

2009A Revenue Mix


Mobile Phone Sales, 4.50%
EMS, 95.50%

2010E Revenue Mix


Mobile R&D, 1.86%
Mobile Content, 1.11%
Mobile Phone Sales, 19.23%
EMS, 77.80%

2011E Revenue Mix


Mobile R&D, 1.43%
Mobile Content, 1.71%
Mobile Phone Sales, 29.06%
EMS, 67.80%



Zoom Technologies

100% — Gold Lion Holding Ltd (BVI) [1]

100% — Silver Tech Enterprise, Ltd

100% — Jiangsu Leimone (WFOE)[2]

100% — Profit Harvest (Hong Kong)[4]

100% — Ever Elite Corporation, Ltd

80% — TCB Digital[3]

100% — Nollec Wireless Company, Ltd. [5]

Notes:

[1] Holding company incorporated in BVI in 2002.

[2] Wholly Owned Foreign Enterprise with manufacturing facilities.

[3] Main operating subsidiary. Tianjin Communication and Broadcasting Group Co., Ltd., a state-owned enterprise, owns 20% of TCB Digital.

[4] Marketing and sales company in Hong Kong.

[5] R&D subsidiary acquired in Q2 of 2010.



Zoom Technologies Overview

- Established high-tech enterprise in electronic and telecommunication product design, development, processing and manufacturing.
- Highly customized, high quality Electronic Manufacturing Service (EMS) to global enterprises.
- Design and manufacture own brand mobile phones under "Leimone" brand.
- Ranked among the top 10 Chinese mobile phone manufacturers in capacity.
- 14 advanced Surface Mount Technology (SMT) lines and 12 assembly and testing lines.
- Motorola's first independent outsourcing manufacturing vendor for mobile phones in China; received Motorola's International Quality Product and Qualification certificate.
- Established in 1999, headquartered in Tianjin, China; over 1,600 employees.

Stock Information	
Ticker Symbol	ZOOM
Exchange	NasdaqCM
Market Cap (mm)	$71.91
Last Traded Price (June 24)	$5.54
Avg. Vol. (3 mo.) (mm)	0.09
Shares Out (basic) (mm)	12.98
Management Ownership	45.6%
P/E (basic) (current year estimate)	5.99x

Financial Information	
FY 2009 Revenue (mm)	$189.06
FY 2009 Net Income (mm)	$6.24
FY 2009 EPS (diluted) (mm)*	$1.22
Interest-bearing Debt (mm)	$16.00
Cash & Eqv. (mm)	$1.47

*Diluted EPS is based on weighted average shares out.



Experienced Management Team

Lei (Leo) Gu **Chairman of the Board, Director & CEO**	• Chairman of the Board and CEO since May 2004 • COO of CEC Telecom Company Ltd from 2000 to 2004 • President of Xin Tian Di Technology Group Company Ltd from 1999 to 2000 • Associate Professor at the Beihang University in Beijing, China from 1993 to 1999 • Ph.D. in Engineering from the Beihang University in Beijing
Anthony K. Chan **CFO**	• CFO for Zoom Technologies since March 2009 • CFO of HereUare, an Internet software company in California, from 2005 to 2008 • Financial advisor for various Chinese companies including Beijing Wandong Medical Equipment Company, China Natural Gas Company of Xian, Rodobo International of Harbin and Dehai Cashmere Company of Yinchuan • Managing Director of Light Industries for the Eisenberg Group (China) • MBA and BA degrees from the University of California at Berkeley.
Zuohua Yin **General Manager**	• General Manager of TCB Digital since 2004 • Engineer and department manager in many different departments of Tianjin Communicating & Broadcasting Group Co., Ltd. from 1992 to 2004 • Master's degree in Engineering from Nankai University in Tianjin
Simon Sun **CEO of Nollec**	• CEO of Nollec Wireless since 2007, the Company's newly acquired R&D subsidiary • VP Engineering at CEC Wireless Company Ltd from 2001 to 2007 • Engineer & Manager at Chesfer (Singapore) Precision Plastic Pre Ltd from 1998 to 2000 • Engineer at GES Singapore Pre Ltd from 1997 to 1998 • Bachelor's degree in Engineering from Tianjin University



Management Team Cont.

Frank B. Manning
Director

- Co-founder of Zoom, and served as Chairman and CEO
- Director of the Massachusetts Technology Development Corporation from 1998 to 2006
- Director of Intermute, from 1999 to 2005, a company that Zoom co-founded and sold to Trend Micro Inc.
- Director of Unity Business Networks, a hosted VoIP service provider, since Zoom's investment in July 2007.
- Ph.D., MS and BS degrees in Electrical Engineering from the Massachusetts Institute of Technology
- National Science Foundation Fellow at MIT

Augustine Lo
Director

- Independent director of Zoom since January 2009 and Chairperson of the Audit and Compensation Committees
- Formed PacRim Technologies Ltd. In 1989, a software distribution company in Asia sold to GrandTech of Taiwan which became public in 2001. Remained as Director of GrandTech until 2005.
- Controller of the Disk Drive Division for Qume Corporation during the 1970's
- Director of Finance & Administration for Apple International Inc. in Hong Kong and Japan in the 1980's
- MBA and BS degrees from the University of California at Berkeley.

Chang Shan
Director

- Independent director since August 2008
- President of the China Institute of Geotechnical Investigation and Survey since 1998
- Chairman of the Board of China Infrastructure Holdings Ltd., listed on the Singaporean Stock Exchange, since 1999
- Director of the Bank of Tianjin since 2007
- BS in Engineering from the Shanghai Tong Ji University, MS in Engineering from the China Academy of Railway Sciences and an EMBA from Tsinghua University.

Cheng Wang
Director

- Independent director since November 2009
- Senior Researcher, Professor and Deputy Director of the Institute of Economics at the Chinese Academy of Social Sciences (CASS) since 1987
- Co-Editor of the *Economic Research Journal* since 2005
- Visiting scholar and research fellow at many world renown institution in the U.S. and the U.K.
- PhD in Economics from CASS, Master's and Bachelor's degrees from Wuhan University



Contacts:

Anthony Chan, CFO
achan@leimone.com
www.zoomleimone.com

Chris Danne / Cynthia Hiponia
The Blueshirt Group
chris@blueshirtgroup.com /
cynthia@blueshirtgroup.com

ZOOM | LEIMONE